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Labor

Ready

Inc

401(k)

Plan

 Financial

Report

December 31

2001

Contents

Independent Auditor's Report	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-7
Supplemental Schedule
Schedule of Assets Held for Investment Purposes	8

Independent Auditor's Report

To the Employee Benefits Committee of the
 Labor Ready, Inc. 401(k) Plan
Tacoma, Washington

We have audited the accompanying statement of net assets available for benefits of Labor Ready, Inc. 401(k) Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits as of December 31, 2000 was audited by another auditor whose report, dated June 25, 2001, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Labor Ready, Inc. 401(k) Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP
Tacoma, Washington
June 6, 2002

COPY OF PREVIOUSLY ISSUED REPORT—THIS REPORT HAS NOT BEEN REISSUED BY
ARTHUR ANDERSEN LLP
NOR HAS ARTHUR ANDERSEN LLP PROVIDED A CONSENT TO
THE INCLUSION OF ITS REPORT IN THIS FORM 11-K

Report of Independent Public Accountants

To the Employee Benefits Committee of the
Labor Ready, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Labor Ready, Inc. 401(k) Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSEN

Seattle, Washington June 25, 2001

Financial

Statements

Statements of Net Assets Available for Benefits

Labor Ready, Inc. 401(k) Plan
December 31, 2001 and 2000

	2001	2000
Assets
Investments:
Aetna Fixed Account	$645,976	$628,784
Aetna Money Market Fund	47,393	21,971
Aetna Ascent Fund	28,590	17,541
Aetna Crossroads Fund	39,179	7,785
Aetna Legacy Fund	34,647	20,497
Aetna Balanced Fund	54,286	23,017
Aetna Index Plus Large Cap Fund	328,347	292,245
Aetna Small Company Fund	96,173	35,958
Aetna International Fund	219,073	213,495
Aetna Value Fund	366,208	376,088
Invesco Blue Chip Growth Fund	313,449	365,645
Baron Growth Fund	193,653	69,994
Oppenheimer Main Street Growth & Income Fund	155,782	87,962
Templeton Growth Fund	82,429	31,929
Participant loans	186,305	156,199
Labor Ready, Inc. Common Stock Fund (including cash of $80,491 and $26,799 at December 31, 2001 and 2000)	1,083,956	461,804

Total investments	3,875,446	2,810,914
Contributions receivable:
Participant	58,293	85,716
Employer	278,428	178,133

Total contributions receivable	336,721	263,849

Total assets	4,212,167	3,074,763
Liabilities
Excess contributions	—	175,378

Net assets available for benefits	$4,212,167	$2,899,385

See notes to financial statements.

Statement of Changes in Net Assets Available for Benefits

Labor Ready, Inc. 401(k) Plan
Year Ended December 31, 2001

Additions to Net Assets
Investment income (loss):
Net depreciation in fair value of investments	($25,669)
Interest income	5,800

Total investment income (loss)	(19,869)
Contributions:
Participant	1,368,101
Employer	361,060

Total contributions	1,729,161

Total additions to net assets	1,709,292
Deductions from Net Assets
Benefits paid to participants	393,895
Fees	2,615

Total deductions from net assets	396,510

Net increase	1,312,782
Net Assets Available for Benefits
Beginning of year	2,899,385

End of year	$4,212,167

See notes to financial statements.

Notes to Financial Statements

Labor Ready, Inc. 401(k) Plan
December 31, 2001 and 2000

Note 1—Description of Plan

        The following description of Labor Ready, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

        The Plan is a defined contribution plan established by Labor Ready, Inc. (the Company) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

        All employees of the Company who are 21 years of age or older and who have completed six months of service are eligible to participate.

Plan Administration

        Aetna Life Insurance and Annuity Company (Aetna) serves as the investment manager and record keeper for the Plan. ING National Trust serves as the Plan trustee. The Plan is administered by an employee benefits committee, whose members are appointed by the Compensation Committee of the Board of Directors of the Company. Certain Plan investments are shares of registered investment company funds and a guaranteed interest account managed by Aetna; transactions in these funds and account qualify as party-in-interest transactions.

Contributions

        Eligible employees may contribute to the Plan up to 15% of compensation, as defined by the Plan, subject to certain limitations under the IRC. During 2001, the Company provided a discretionary matching contribution equal to 25% of each participant's deferral contribution. Participants must be employed as of the end of the year to receive the matching contribution. Participants may direct the investment of their contribution, along with the matching contribution, into various investment options offered by the Plan--currently a variety of mutual funds, a guaranteed interest account and Company common stock.

Vesting

        Participants are fully vested in their contributions and the earnings thereon. Employer matching contributions vest 25% after two years of continuous service, and 25% per year thereafter. In the event of termination of employment prior to the completion of five years of continuous service, for any reason other than death or disability, participants forfeit their nonvested portion of employer matching contributions.

Forfeitures

        Forfeitures are used to reduce future employer contributions. Unallocated forfeitures as of December 31, 2001 and 2000 totaled approximately $47,400 and $148,600, respectively. All forfeitures at December 31, 2001 were used to reduce the 2001 employer contributions, which were funded in January of 2002.

Payments of Benefits

        On termination of service, a participant may elect to receive an amount equal the participant's vested interest in his or her account. The form of payment is a lump-sum distribution. Participants are fully vested in the event of death or disability.

Participant Accounts

        Participant accounts are valued daily based on quoted market prices. Each participant's account is credited with the participant's contribution and allocations of the Company's contribution, Plan earnings and costs associated with the mutual funds and loan processing fees. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant Loans

        A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to 60 months, unless the loan is used to acquire a principal residence, in which case the loan may be issued for a reasonable time, determined by the Plan administrator. The interest rate is also determined by the Plan administrator based on prevailing market conditions, and is fixed over the life of the loan. Interest rates on loans outstanding at December 31, 2001 ranged from 8.75% to 9.5%, with maturities through March 2009.

Excess Contributions

        Excess contributions at December 31, 2000 represented amounts withheld from participants in excess of IRC limitations. These amounts were refunded to participants in the year ended December 31, 2001. There were no excess contributions at December 31, 2001.

Administrative Expenses

        The Company pays all administrative expenses of the Plan, except for the administrative costs of mutual funds and loan processing fees.

Note 2—Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

        The financial statements of the Plan are prepared under the accrual method of accounting. In preparing the financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of net assets available for benefits, as well as the changes in net assets for the period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

        The Plan's investments are stated at fair value based on quoted market prices except for its benefit-responsive investment contract which is valued at contract value (see below). Cash equivalents are stated at cost, which approximates market value.

        Brokerage fees are added to the acquisition costs of assets purchased, and subtracted from the proceeds of assets sold.

        Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Payment of Benefits

        Benefits are recorded when paid.

Investment Contract with Insurance Company

        The American Institute of Certified Public Accountants' Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Plans and Defined Contribution Pension Plans, requires investment contracts which do not meet certain criteria, including being benefit responsive, to be recorded at fair value. Investment contracts meeting the criteria may continue to be recorded at contract value.

        The Aetna Fixed Account is invested in a fully benefit-responsive investment contract with Aetna Life Insurance Company. The contract is stated in the financial statements at contract value, which is determined based on cost plus accumulated interest. Contract value approximates fair value. The average yield and crediting interest rate for the years ended December 31, 2001 and 2000 was approximately 5.0% and 5.1%, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than 4.6%.

Note 3—Tax Status

        The Company adopted a non-standardized Prototype Profit Sharing Plan with CODA which received a favorable opinion letter from the Internal Revenue Service (IRS) on August 30, 2001, stating that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan sponsor believes the Plan is currently being operating in compliance with applicable requirements of the IRC.

Note 4—Plan Termination

        Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in all portions of their accounts.

Note 5—Investments

        The following presents investments that represent 5% or more of the Plan's net assets at either December 31:

	2001	2000
Aetna Fixed Account	$645,976	$628,784
Aetna Index Plus Large Cap Fund	328,347	292,245
Aetna International Fund	219,073	213,495
Aetna Value Fund	366,208	376,088
Invesco Blue Chip Growth Fund	313,449	365,645
Labor Ready, Inc. Common Stock Fund	1,083,956	461,804
Participant loans	186,305	156,199
Other investments	732,132	316,654

Total Investments	$3,875,446	$2,810,914

        During 2001, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated or (depreciated) in value as follows:

Mutual funds	($296,439)
Common stock	270,770

Net depreciation in fair value of investments	($25,669)

Supplemental

Schedule

Schedule of Assets Held for Investment Purposes

Labor Ready, Inc. 401(k) Plan
December 31, 2001

Identity of Issuer, Borrower or Similar Party	Description of Investment	Cost	Fair Value
Aetna Financial Services*	Fixed Account	**	$645,976
	Ascent Fund (2,845 shares)	**	28,590
	Crossroads Fund (3,845 shares)	**	39,179
	Legacy Fund (3,594 shares)	**	34,647
	Balanced Fund (4,766 shares)	**	54,286
	Index Plus Large Cap Fund (22,459 shares)	**	328,347
	Small Company Fund (6,754 shares)	**	96,173
	International Fund (28,231 shares)	**	219,073
	Value Fund (33,689 shares)	**	366,208
Invesco	Blue Chip Growth Fund (120,557 shares)	**	313,449
Baron Funds	Growth Fund (6,314 shares)	**	193,653
Oppenheimer Funds	Main Street Growth & Income Fund (4,793 shares)	**	155,782
Franklin Templeton	Growth Fund (4,579 shares)	**	82,429
Labor Ready, Inc.*	Common Stock Fund (196,360 shares)	**	1,083,956
Aetna Money Market Fund*	Cash (47,393 shares)	**	47,393
Participant loans	Secured by participatns vested interest in the plan, with interest rates of 8.75% to 9.5%, maturing through March 2009	**	186,305

			$3,875,446

*  Represents party-in-interest.

**  Cost information not required for participant-directed investments.

See independent auditor's report.

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Contents
Independent Auditor's Report
Report of Independent Public Accountants
Statements of Net Assets Available for Benefits Labor Ready, Inc. 401(k) Plan December 31, 2001 and 2000
Statement of Changes in Net Assets Available for Benefits Labor Ready, Inc. 401(k) Plan Year Ended December 31, 2001
Notes to Financial Statements Labor Ready, Inc. 401(k) Plan December 31, 2001 and 2000
Schedule of Assets Held for Investment Purposes Labor Ready, Inc. 401(k) Plan December 31, 2001